Exhibit 99.1

Sierra Metals Declares Annual Dividend

TORONTO--(BUSINESS WIRE)--November 5, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or the “Company”) today declared an annual dividend for the 2021 fiscal year of US$0.03 per common share, payable on December 7, 2021, to shareholders of record at the close of business on November 22, 2021. There are currently 163,428,150 common shares of the Company that are issued and outstanding. The dividend is designated as an eligible dividend for Canadian income tax purposes.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s common shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1 (416) 366-7777